FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasa 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	News Release of, Earnings Forecast for the Six Months Ended September 30, 2007 which was filed with the Tokyo Stock Exchange on October 29, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date:	October 29, 2007	By:	/s/ Noriaki Yamaguchi
		Name:	Noriaki Yamaguchi
		Title:	Representative Director and CFO

FOR IMMEDIATE RELEASE

October 29, 2007

KONAMI CORPORATION

9-7-2 Akasaka, Minato-ku, Tokyo, Japan

Kagemasa Kozuki

Representative Director and CEO

Stock code number: 9766 at TSE1

Contact: Noriaki Yamaguchi

Representative Director and CFO

Tel: +81-3-5771-0222

News Release: Earnings Forecast

For the Six Months Ended September 30, 2007

Konami Corporation hereby announces its earnings forecast for the six months ended September 30, 2007.

Earnings Forecast for the Consolidated Interim Results in accordance with U.S. GAAP

	(Millions of yen)
	Net revenues	Operating income	Income before income taxes	Net income
Earnings Forecast for the six months ended September 30, 2007	133,700	13,000	13,000	6,200
Results for the six months ended September 30, 2006	119,599	10,115	9,884	5,114
Increase	11.8%	28.5%	31.5%	21.2%

We forecast our consolidated earnings for the six months ended September 30, 2007, will increase when compared with the year-ago period. The Digital Entertainment segment introduced a new style for playing its home video game software by capitalizing on the differing features of each game console, and achieved strong sales. In addition, games for amusement arcades showed favorable sales.

Reference :

We will not revise the consolidated earnings forecast for the FY 2008, shown in the below table, which was announced in the consolidated financial results for the year ended March 31, 2007, and filed on May 22, 2007.

< Consolidated Earnings Forecast of FY2008 >

	(Millions of yen)
	Net revenues	Operating income	Income before income taxes	Net income
(2007/4 – 2008/3) Earnings Forecast of FY2008	295,000	33,000	32,500	18,300

There are no changes to the cash dividend forecast, which previously was announced in the consolidated financial results for the year ended March 31, 2007 filed on May 22, 2007. (Interim dividend is JPY 27.00 per share and dividend for the year is JPY 54.00 per share.)

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our exercise entertainment business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.